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SECURITI ... N

14047191

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 21765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REGAL SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 MILWAUKEE AVE, SUITE 101
(No. and Street)

GLENVIEW	IL	60025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Skaiste Aksomitaite 847-375-6030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREGORY, SHARER & STUART, P.A.
(Name – *if individual, state last, first, middle name*)

100 SECOND AVENUE SOUTH, SUITE 600	ST. PETERSBURG	FL	33701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/25/14

OATH OR AFFIRMATION

I, George Bokios, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regal Securities, Inc, as of December 31st, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
VIRGINIA JONES
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 09/20/2014

Signature

CEO and CFO

Title

2/27/14

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Regal Securities, Inc.

Statement of Financial Condition

December 31, 2013

This report is Filed Pursuant to Rule 17a-5(a) under the Securities Exchange act of 1934 as a public document.

CONTENTS

Gregory, Sharer & Stuart, P.A.
Certified Public Accountants and Business Consultants

Independent Auditor's Report

To the Board of Directors
Regal Securities, Inc.

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Regal Securities, Inc. (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Regal Securities, Inc. as of December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
February 25, 2014

100 Second Avenue South • Suite 600 • St. Petersburg, Florida 33701-4336
727/821-6161 / FAX 727/822-4573
www.gsscpa.com

REGAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS		
Cash and cash equivalents	$	1,075,262
Receivables from broker-dealers		1,346,146
Receivables from others		445,957
Securities owned, at fair value ($521,276 pledged as collateral)		780,595
Furniture, equipment and leasehold improvements, net		656,541
Other assets		316,185
Total Assets	$	4,620,686
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	890,713
Margin borrowing		87,776
Security Deposit		50,000
Insurance Payable		118,231
Total Liabilities		1,146,720
Stockholders' Equity		
Common stock, $0 par value; 10 voting and 990 non-voting shares authorized, issued and outstanding		1,426,000
Retained earnings		2,047,966
Total Stockholders' Equity		3,473,966
Total Liabilities and Stockholders' Equity	$	4,620,686

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Regal Securities, Inc., ("Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is engaged in agency transactions in securities on behalf of customers and other related activities. The Company's customer securities transactions are cleared through three clearing broker-dealers, APEX Clearing Corporation, RBC Capital Markets Correspondent Services, and First Southwest Clearing Company, on a fully disclosed basis.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraphs (k)(2)(i) and (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers, and promptly transmits all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by clearing broker-dealers.

Significant accounting policies are as follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with original maturities of less than ninety days to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalents which may exceed federally insured amounts at times and which may at times significantly exceed reported amounts due to outstanding checks.

Securities owned: Securities are recorded at fair value in accordance with FASB ASC 820 "Fair Value Measurements and Disclosures". Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expenses from customers' securities' transactions are reported on a trade date basis.

Furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on accelerated methods over the estimated useful lives of the assets which range from 3 to 7 years. Depreciation expense on assets acquired under capital lease is included with depreciation expense on owned assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from broker-dealers. The Company places its cash with high credit quality financial institutions. However, the Company occasionally maintains cash balances in excess of FDIC insured limits.

The Company is engaged in various trading and brokerage activities in which counterparties are primarily clearing broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporate income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for federal corporate income taxes. The Company is subject to state income tax in some state jurisdictions. As of December 31, 2013, the Company does not believe it has any uncertain tax positions that would result in any material tax liability. The Company's open tax years for federal and state income tax purposes are 2010-2013.

Fair Value Measurements and Disclosures: FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability either directly or indirectly.
- Level 3 are unobservable inputs for the assets or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Substantially all securities owned by the Company are recorded at fair value using Level 1 inputs.

Note 2. Receivables from Broker-Dealers

The amounts receivable from broker-dealers at December 31, 2013, consist of the following:

Commission receivables from clearing brokers (net of $8,867 payable)	$ 922,845
Deposits	423,301
Net receivables from broker dealers	$ 1,346,146

Note 3. Receivables from Others

Loans to registered representatives	$ 330,785
Other receivables	115,172
Total receivables from others	$ 445,957

The Company has an incentive compensation program for the recruitment of new registered representatives. Under this program, the Company makes unsecured cash advances to new registered representatives. The advances are evidenced by promissory notes that call for 8% accrued interest and the repayment of the advance is generally due within 36 months. However, if the registered representative continues employment with the Company and meets other conditions, the advances are forgiven and treated as incentive compensation to the registered representative and as an expense to the Company. The above *Loans to registered representatives* represent the unforgiven portion of those advances.

Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2013, consist of:

	Office Unit	Improvements	Equipment	Furniture	Sci-Vantage Platform	Leasehold Improvement	Total
Cost	$ 90,000	$ 31,061	$ 2,364,400	$ 264,301	$ 509,000	$ 59,132	$ 3,317,894
Accumulated depreciation	(6,627)	(2,148)	(2,230,695)	(263,960)	(141,111)	(16,812)	(2,661,353)
Net	$ 83,373	$ 28,913	$ 133,705	$ 341	$ 367,889	$ 42,320	$ 656,541

Depreciation expense for the year ended December 31, 2013, amounted to $270,337.

Furniture, Equipment and Leasehold Improvements include equipment acquired under capital leases with a cost of $455,525 and is fully depreciated.

Note 5. Employee Benefit Plans

The Company has a SIMPLE IRA plan (plan) for its employees. Employees are qualified to participate in the plan after two years of service. The Company matches 100% of each employee's contribution up to 1%, which is 100% vested. Pension expense for the year was $18,965.

Note 6. Securities Owned

Marketable securities owned consist of trading and investment securities valued at quoted market prices in active markets summarized as follows:

Equity securities comprised of 16,000 common shares of the NASDAQ Stock Market, Inc.	$ 636,800
Fixed income debt securities - various	143,795
Total	$ 780,595

The increase in unrealized gain on these securities for the year ended December 31, 2013 was $220,239. Realized gains were $39,362.

Securities with a carrying value of $521,276 have been pledged under a margin borrowing agreement with one of the Company's clearing brokers.

Note 7. Commitments and Contingencies

The Company leases office space under long-term leases with the option to convert to short-term operating leases. Minimum annual rent expense under office space and software application leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs is as follows:

Year ending December 31:	
2014	$ 22,495
2015	4,193
2016	1,747

The Company leases its phone, computer and software systems under a capital lease. The economic substance of the lease is that the Company is financing the acquisition of the assets through the lease, and accordingly, it is recorded in the Company's assets and liabilities.

The Company is a party to several securities arbitrations incidental to its securities business. The Company believes that the resolution of these arbitrations will not result in any material adverse effect to the Company's financial position.

Indemnifications: In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of the future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8. Financial Instruments with Off –Balance Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealers.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital and net capital requirements of $1,879,879 and $250,000, respectively. The Company's net capital ratio was .61 to 1 at December 31, 2013.

Note 10. Related Party

The Company is affiliated with Regal Advisory Services, Inc. (a registered investment advisor) through common management and ownership. The Company recognizes management fee revenues for payments received from customers of Regal Advisory and pays these amounts over to Regal Advisory for providing these services. For 2013, these revenues and offsetting expenses were $1,004,368.

Note 11. Subsequent Events

Management has evaluated subsequent events occurring up to and including February 25, 2014, which is the date the financial statements were available to be issued.